Exhibit (a)(1)(vii)

October 12, 2005

Dear Stockholders:

We are pleased to inform you that on September 30, 2005, BayCorp Holdings, Ltd. (the “Company”) entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), by and among Sloan Group Ltd., a Bahamas international business corporation (the “Parent”), Sloan Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Parent (the “Purchaser”) and the Company. Pursuant to the Merger Agreement, Purchaser has commenced an offer to acquire all of the issued and outstanding shares of Common Stock, $.01 par value, of the Company (the “Shares”) for $14.19 per Share, net to the seller in cash (the “Offer”). If the Offer is successfully completed, Purchaser will thereafter be merged into the Company, with the Company surviving the merger (the “Merger”). In the Merger, all then outstanding Shares (other than Shares held in the treasury of the Company or by Purchaser, Parent or any direct or indirect subsidiary of Parent or the Company, and other than Shares held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) will be cancelled and converted into the right to receive $14.19 per Share in cash, or any other price that may be paid per Share in the Offer, without interest. The Offer is conditioned on, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the 25,000 Shares already owned by Parent, constitutes at least 66 2/3% of the then issued and outstanding Shares. The Purchaser has informed the Company that following the successful completion of the Offer, in order to reduce the regulatory and legal compliance costs associated with being a small public company, the Purchaser intends to cause the Company to de-list the Shares from trading on the American Stock Exchange and to file to de-register the Shares with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

The Board of Directors of the Company, by unanimous vote upon the unanimous recommendation of its Special Committee comprised of independent directors: (i) has determined that it is fair to and in the best interests of the Company and its stockholders (other than Purchaser, Parent and their affiliates) to consummate the Offer and Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law; (ii) has approved, adopted and declared advisable the Offer, the Merger and the Merger Agreement; and (iii) recommends that the Company’s stockholders accept the Offer, and tender their Shares pursuant to the Offer.

Enclosed are Purchaser’s Offer to Purchase, dated October 12, 2005, and the related Letter of Transmittal, pursuant to which our stockholders can tender their Shares in the Offer. The attached Schedule 14D-9 describes in more detail the reasons for our Board’s conclusions and recommendation, and contains other information relating to the Offer. We urge you to consider all this information carefully.

Very truly yours,

Frank W. Getman Jr.

President and Chief Executive Officer